

July 20, 2012

Via E-mail
Matthew R. Feldman
President and Chief Executive Officer
Federal Home Loan Bank of Chicago
200 East Randolph Drive
Chicago, IL 60601

     Re: **Federal Home Loan Bank of Chicago**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 16, 2012
               File No. 000-51401

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

Product Offerings and Business Activities, page 6

1.   Please tell us and revise your future filings to provide the following disclosure with respect to your lending for members and non-members.

- Please describe the "certain other requirements" that must be met by non-member eligible housing associates in order for them to be eligible to borrow from the

Federal Home Loan Bank. Additionally, explain the term "non-member housing associates."

- Please clearly disclose the parameters for providing unsecured lending, such as purchases of certificates of deposit or Federal Funds sold, to members versus non-members.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director